BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED DECEMBER 31, 2017 AND 2016

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

TABLE OF CONTENTS

Dauby O'Connor & Zaleski, LLC
A Limited Liability Company
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bellwether Housing and Affiliates
(A Washington Not-for-Profit Corporation)

Report on the Financial Statements

We have audited the accompanying financial statements of Bellwether Housing and Affiliates, which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of unrestricted activities, changes in net assets, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Bellwether Housing and Affiliates' preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bellwether Housing and Affiliates' internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

501 Congressional Blvd., Suite 300, Carmel, Indiana 46032 | DOZ.net | OFFICE 317.848.5700 | FAX 317.815.6140

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bellwether Housing and Affiliates as of December 31, 2017 and 2016, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplemental information is presented for the purpose of additional analysis, and is not a required part of the consolidated financial statements. The accompanying schedule of expenditures of federal awards, as required by the Title 2 U.S. *Code of Federal Regulations* (CFR) Part 200, *Uniform Administrative Requirements, Cost Principles, and Audit Requirements for Federal Awards*, is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Other Reporting Required by *Government Auditing Standards*

In accordance with *Government Auditing Standards*, we have also issued our report dated May 29, 2018, on our consideration of Bellwether Housing and Affiliates' internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements and other matters. The purpose of that report is solely to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on the effectiveness of Bellwether Housing and Affiliates' internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering Bellwether Housing and Affiliates' internal control over financial reporting and compliance.

Dauby O'Connor & Zaleski, LLC

May 29, 2018
Carmel, Indiana

Dauby O'Connor & Zaleski, LLC
Certified Public Accountants

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2017 AND 2016

ASSETS

	2017	2016
Current assets		
Cash and cash equivalents - operations	$ 2,490,624	$ 2,011,498
Cash and cash equivalents - building reserves	21,246,651	21,430,781
Investments and cash - operating reserves	10,891,556	8,963,184
Tenant and other receivables	519,430	358,513
Project development expenditures	393,692	151,231
Prepaid expenses and other assets	377,122	295,651
Total current assets	**35,919,075**	**33,210,858**
Property and equipment		
Land	30,616,971	30,607,787
Buildings	172,442,249	167,713,686
Furniture and equipment	8,208,714	7,061,463
Construction in progress	54,459,900	7,766,471
	265,727,834	**213,149,407**
Less: Accumulated depreciation	(54,088,554)	(48,635,423)
Total property and equipment	**211,639,280**	**164,513,984**
Other assets		
Unamortized costs, net	178,638	108,787
Long term notes receivable	82,548	89,214
Total other assets	**261,186**	**198,001**
	$ 247,819,541	**$ 197,922,843**

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
DECEMBER 31, 2017 AND 2016

LIABILITIES AND NET ASSETS

	2017	2016
Current liabilities		
Accounts payable and accrued expenses	$ 1,458,500	$ 1,380,419
Construction payables	6,786,825	1,347,299
Short-term notes and advances	2,026,679	-
Accrued interest payable	384,930	269,711
Security deposits	1,178,035	689,274
Current portion of long term debt	6,607,792	2,086,678
Total current liabilities	**18,442,761**	**5,773,381**
Long term liabilities		
Deferred interest payable	2,410,356	1,996,036
Long-term debt, deferred loans and grants, net of current maturities	165,039,389	126,303,844
Long-term construction payables	-	2,026,681
Less: unamortized debt issuance costs	(2,556,342)	(2,712,399)
Total long term liabilities	**164,893,403**	**127,614,162**
Net assets		
Unrestricted net assets	50,393,764	48,804,765
Temporarily restricted net assets	331,630	268,184
Non-controlling interest in LPs and LLCs	13,757,983	15,462,351
Total net assets	**64,483,377**	**64,535,300**
	$ 247,819,541	**$ 197,922,843**

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

CONSOLIDATED STATEMENTS OF UNRESTRICTED ACTIVITIES
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Revenue and Unrestricted Public Support		
Rental revenue - residential	$ 20,474,495	$ 20,453,966
Rental revenue - commercial	1,339,516	1,225,082
Property management and other fees	125,317	76,465
Real estate consulting fees	345,661	487,141
Interest income - cash balances	265,524	177,483
Grants and contributions	1,029,296	496,682
Net assets released from restrictions	4,480	36,130
Other revenue	127,578	119,687
Total Revenue, Unrestricted Public Support and Gains	**23,711,867**	**23,072,636**
Expenses		
Program Expenses		
Rental operations		
Operating expenses	10,806,688	10,425,597
Depreciation and amortization	5,003,245	4,558,014
Interest expense	3,881,200	4,062,324
Other	220,484	124,967
Development, construction, and property management	3,487,084	2,660,048
Total Program Expenses	**23,398,701**	**21,830,950**
Supporting Service Expenses		
Management and general	1,401,750	1,071,610
Management and general - LPs and LLCs	840,207	808,479
Fundraising	219,434	411,264
Total Supporting Service Expenses	**2,461,391**	**2,291,353**
Total Expenses	**25,860,092**	**24,122,303**
Net Income (Loss) from Operations	**(2,148,225)**	**(1,049,667)**
Gains and (Losses)		
Gain (loss) on dissolution of partnership	555,332	3,242,198
Gain (loss) on partnerships and LLCs	-	-
Gain (loss) on sale of property	-	24,673,574
Gain (loss) on cash investments	824,830	535,956
Total Gains and (Losses)	**1,380,162**	**28,451,728**
Changes in Unrestricted Net Assets	**$ (768,063)**	**$ 27,402,061**

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Unrestricted Net Assets		
Revenue, unrestricted public support and gains	$ 23,707,387	$ 23,036,506
Net assets released from restrictions	4,480	36,130
Total Revenue, Unrestricted Public Support and Gains	**23,711,867**	**23,072,636**
Expenses	(25,860,092)	(24,122,303)
Gains and (losses)	1,380,162	28,451,728
Total Expenses, Gains and (Losses)	**(24,479,930)**	**4,329,425**
Changes in unrestricted net assets and LP and LLC losses	**(768,063)**	**27,402,061**
Temporarily Restricted Net Assets		
Revenue, temporarily restricted public support and gains	67,926	15,106
Net assets released from restrictions	(4,480)	(36,130)
Changes in temporarily restricted net assets	**63,446**	**(21,024)**
Changes in unrestricted and temporarily restricted net assets	**(704,617)**	**27,381,037**
Non-Controlling Interest in LPs and LLCs		
Owners' contributions	652,696	7,851,844
Less: syndication costs	-	(155,000)
Owners' withdrawals	(2)	(88,328)
Changes in non-controlling interest in LPs and LLCs	**652,694**	**7,608,516**
Changes in net assets and non-controlling interest in LPs and LLCs	**(51,923)**	**34,989,553**
Balance, beginning of year	**64,535,300**	**29,545,747**
Balance, end of year	**$ 64,483,377**	**$ 64,535,300**

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flow from operating activities		
Revenue:		
Rental revenue	$ 22,303,748	$ 21,660,035
Property management and consulting fees	414,750	708,025
Contributions and grants	1,423,589	29,574
Interest	251,781	177,497
Other revenue	128,405	120,515
	24,522,273	**22,695,646**
Expenditures:		
Rental operations	(10,875,641)	(9,637,235)
Interest	(3,378,970)	(3,726,812)
Other	(5,666,030)	(4,931,709)
	(19,920,641)	**(18,295,756)**
Net cash provided by (used in) operating activities	**4,601,632**	**4,399,890**
Cash flow from investing activities		
Purchase of property and equipment	(46,336,924)	(22,567,442)
Proceeds from sale of partnership interest	-	11,256,012
Gain on cash investments	824,830	535,956
Payments received on notes receivable	-	1,514
Net cash provided by (used in) investing activities	**(45,512,094)**	**(10,773,960)**
Cash flow from financing activities		
Principal payments on debt	(1,677,648)	(2,146,615)
Principal payments for refinancing and construction	-	(12,523,380)
Proceeds from debt	44,915,677	25,550,581
Debt issuance costs	(4,171)	(1,166,520)
Unamortized costs	(100,026)	(74,753)
Distributions to non-controlling interest in partnerships and LLCs	(2)	(88,328)
Contributions from non-controlling interest in partnerships and LLCs	-	7,695,336
Net cash provided by (used in) financing activities	**43,133,830**	**17,246,321**
Net changes in cash and cash equivalents	**2,223,368**	**10,872,251**
Cash and cash equivalents at beginning of year	**32,405,463**	**21,533,212**
Cash and cash equivalents at end of year	**$ 34,628,831**	**$ 32,405,463**

See notes to financial statements

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Reconciliation of change in net assets to net cash provided by (used in) operating activities		
Changes in net assets	$ (51,923)	$ 27,381,037
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities		
Depreciation and amortization	4,845,187	4,558,014
Management and general depreciation	129,772	114,745
Amortization - debt issuance costs	142,841	186,809
Amortizing leasing costs	36,628	24,032
Gain on dissolution of partnership	(555,332)	(3,242,198)
Gain on cash investments	(824,830)	(535,956)
Forgiveness of debt	18,630	(25,000)
Loss (gain) on disposal of property and equipment	-	(24,673,574)
Changes in:		
Tenant and other receivables	(154,251)	227,828
Prepaid expenses	(81,471)	(4,944)
Accounts payable and accrued expenses	78,081	249,942
Security deposits	488,761	(9,548)
Accrued interest payable	115,219	(33,151)
Deferred interest payable	414,320	181,854
Total adjustments	**4,653,555**	**(22,981,147)**
Net cash provided by (used in) operating activities	**$ 4,601,632**	**$ 4,399,890**
Non-cash transactions		
Purchase of property and equipment	$ 4,884,194	$ -
Owners' contributions	652,696	-
	$ 5,536,890	**$ -**

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Bellwether Housing ("Bellwether") (the "Corporation") was formed as a Not-For-Profit Corporation under the laws of the State of Washington in 1980. Its primary objective is to develop and operate housing for low-income persons in Seattle, Washington. To meet these objectives, Bellwether's activities include, but are not limited to, the acquisition, development, rehabilitation, construction and management of real property for low-income housing. As of December 31, 2017, Bellwether owned or operated the following low income housing properties in Seattle:

Property	Low Income Residential Units	Commercial and Cell Tower Units
Anchor Flats Apartments	71*	Yes
Annapolis Apartments	23	Yes
Arbora Court - 4%	80*	Yes
Arbora Court - 9%	53*	-
Bellevue/Olive Apartments	48	Yes
Belboy	17	-
Cambridge Apartments	157*	-
Casa Pacifica Apartments	65	Yes
Cascade Court	100	-
Eagles Apartments	44	-
First & Vine	82	Yes
Graham Terry Apartments	121	-
Heg Phillips House	11	-
John Winthrop Apartments	78	-
Judkins Park Apartments	16	-
Juneau & Pardee Townhomes	19	-
Kingway Apartments	164	-
Mercer Court	24	-
Meridian Manor	109	-
Olive Tower Apartments	86	Yes
Oregon Apartments	83	Yes
Rose Street	71	Yes
Security House Apartments	107	Yes
Sterling Court	10	-
Stewart Court	65	Yes
Stone Way Apartments	70	Yes
Tate Mason House	97	-
The Genesee	50	-
The Gilmore	65	-
The Parker	50	-
Victorian Row Apartments	14	-
Vine Court	55	Yes
	2,105	

* The property is under construction or rehabilitation. Units listed above are based upon final development expectations.

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial reporting

The consolidated financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America, and are in conformity with the provisions required by the Not-for-Profit Entities Presentation of Financial Statements topic of the FASB *Accounting Standards Codification* ("ASC") 958-205. This topic established standards for external financial reporting for Not-for-Profit Organizations.

The Not-for-Profit Entities Presentation of Financial Statements topic primarily affects the display of the consolidated financial statements and requires that the amounts for each of the classes of net assets - unrestricted, temporarily restricted and permanently restricted - be displayed in the consolidated statement of financial position and the amounts of the change in each of those classes of net assets be displayed in the consolidated statement of changes in net assets. All assets held by Bellwether as of December 31, 2017 and 2016 are classified as either unrestricted or temporarily restricted. Accordingly, assets of the Corporation and changes therein are classified and reported as follows:

Unrestricted assets - Assets that are not subject to donor-imposed stipulations. These are available to support the Corporation's activities and operations at the discretion of the Board of Directors.

Temporarily restricted assets - Assets subject to donor-imposed stipulations that will be met either by actions of the donor, the Corporation and/or the passage of time.

Permanently restricted assets - Assets that are subject to donor-imposed stipulations that the corpus must be maintained permanently by the Corporation. The donors of these assets permit the Corporation to use all or part of the income or gains earned on the related investments for general (unrestricted) or specific purposes (temporarily restricted).

Consolidation

In accordance with FASB ASC 810-10, the consolidated financial statements include the accounts of the Corporation and its wholly owned partnerships and limited liability companies, after elimination of all material intercompany accounts, transactions, and profits.

The financial statements also consolidate the assets, liabilities, and activities of Bellwether and various limited partnerships and limited liability companies for which Bellwether, as the general partner or managing member, has a controlling financial and legal interest. All significant intercompany transactions have been eliminated in the consolidation.

Investment in limited liability entities

Bellwether has an ownership interest in two limited liability companies (refer to Note 3). Bellwether's investment in these limited liability companies are carried under the equity method and adjusted for Bellwether's proportionate share of its undistributed earnings or losses.

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash, cash equivalents, and investments

For the consolidated statements of cash flows, all unrestricted investments are cash equivalents. At December 31, 2017 and 2016, cash and cash equivalents consist of unrestricted checking accounts, savings accounts, brokered investments, certificate of deposits and brokered certificate of deposits held at financial institutions and petty cash.

Cash and cash equivalents - building reserves

Various lenders require the establishment of funded reserves for replacement of building components, unusual operating costs and equipment replacement. Building Reserves also consists of escrows and other reserves required to be maintained by various operating agreements or state law. Most reserves are maintained in separate interest bearing accounts. Certain lenders require prior authorization for withdrawals from the reserve accounts. For the years ended December 31, 2017 and 2016, Building Reserves deposited into designated bank accounts totaled $1,216,000 and $766,500, respectively.

Investments and cash - operating reserves

Bellwether maintains corporate reserves for unanticipated future costs and future development opportunities. These reserves are not restricted by loans or other agreements, and are available for use as approved by the board of directors.

Tenant receivable and bad debt policy

Tenant rent charges for the current month are due on the first of the month. Tenant receivables consist of amounts due for rents, damages and cleaning fees. The Corporation does not accrue interest on the resident receivable balances.

Tenant receivables are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not material to the consolidated financial statements for the years ended December 31, 2017 and 2016. Bad debts expensed for the years ended December 31, 2017 and 2016 totaled $130,813 and $56,464, respectively. For the year ended December 31, 2017, bad debts expensed are less than 1% of revenue.

Property and equipment

Land, buildings and improvements are recorded at cost. Building costs are depreciated under the straight-line method over an estimated useful life of 20-40 years. Furniture and equipment are depreciated under the straight-line method over an estimated useful life of 5-15 years. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment (continued)

The Corporation is subject to the provisions of the Impairment or Disposal of Long-Lived Assets topic of the FASB ASC 360-10. Impairment or Disposal of Long-Lived Assets has no retroactive impact on the Corporation's consolidated financial statements. The standard requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets (excluding interest) are less than the carrying amount of the assets. In such cases, the carrying value of assets to be held and used are adjusted to their estimated fair value and assets held for sale are adjusted to their estimated fair value less selling expenses. No impairment losses were recognized during the years ended December 31, 2017 and 2016.

Predevelopment costs

Costs spent on design and permits, prior to construction on new projects or rehabilitation, are recorded as predevelopment costs. These costs are reimbursed by the new tax credit entities when the properties are syndicated. These costs are included in project development expenditures on the consolidated statements of financial position.

Debt issuance costs

The Corporation incurred debt issuance costs in connection with obtaining its debt financing. These costs have been capitalized and are being amortized using the straight-line method over the term of the respective mortgage or loan. Generally accepted accounting principles require that the effective yield method be used to amortize debt issuance costs; however, the effect of using the straight-line method is not material to the consolidated financial statements for the years ended December 31, 2017 and 2016.

Unamortized costs

The Corporation incurred costs in connection with operating leases, which have been capitalized and are being amortized over the life of the respective leases using the straight-line method. Additionally, the Corporation incurred costs associated with obtaining various tax credit allocations. These costs are being amortized over the life of the respective credits using the straight-line method. Organizational cost incurred by the Corporation are expensed as incurred.

Donated assets

Donations of property and equipment and other assets are recorded as revenue at their estimated fair value at the date of donation. Such donations are reported as unrestricted revenue unless the donor has restricted the donated asset to a specific purpose. Assets with explicit restrictions regarding their use and contributions of cash that must be used to acquire property and equipment and other assets are reported as restricted revenue. Absent donor stipulations regarding how long these donated assets must be maintained, the Corporation reports expirations of donor restrictions when the donated or acquired assets are placed in service as instructed by the donor. The Corporation reclassifies temporarily restricted net assets to unrestricted net assets at that time.

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contributions

Contributions, including unconditional promises to give, are recognized in the period received or made, in accordance with FASB ASC 958-605-15 under the Revenue Recognition of Contributions Receivable topic.

Rental revenue

Rental revenue is recognized as it becomes due. Rental payments received in advance are deferred until earned. All leases between the Corporation and the residential tenants are operating leases and will be for terms of no longer than one year. The Corporation also receives rent under commercial leases of terms from one to five years, some of which provide for increasing non-cancelable lease payments. Generally accepted accounting principles require such revenue be recognized over the term of the lease using the straight-line method, when realization is reasonably assured. However, because the recovery of the contractual rent increases is uncertain given the shift in the commercial rental real estate market, management continues to recognize rental income from commercial leases as payments are due. All leases between the Corporation and the tenants of the commercial spaces are accounted for as operating leases.

Advertising costs

Advertising costs are expensed as incurred and are included in operating expenses in the consolidated statements of unrestricted activities.

Property taxes

The Corporation is exempt from some, but not all, real property taxes. For those properties that are required to pay property taxes, such taxes are expensed in the year of the lien on the property such that twelve months of expense are charged to operations each year.

Concentration of credit risk

The Corporation maintains various cash balances with various regional and national financial institutions. The balances in the accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2017 and 2016, the cash balances held at some of these financial institutions exceeded the FDIC insurance limit. The Corporation has not experienced any losses in such accounts. Management believes that Bellwether is not exposed to any significant credit risk on cash and cash equivalents.

The Corporation's operations are concentrated in the multifamily real estate market. In addition, the Corporation operates in a heavily regulated environment. The operations of the Corporation are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies. Such administrative directives, rules and regulations are subject to change by an act of Congress or an administrative change mandated by the respective agency. Such changes may occur with little notice or inadequate funding to pay for the related cost, including the additional administrative burden, if any, to comply with a change.

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk (continued)

The Corporation has entered into short-term and long-term contracts with local, city, county, state, and federal housing authorities, in which the Corporation receives rental assistance for various properties. The rental assistance payments are contingent on periodic budget approvals, tax levies, and annual appropriations. During the year ended December 31, 2017, rental assistance revenue was 33% of rental revenue.

Use of estimates in the preparation of consolidated financial statements

The preparation of consolidated financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value

The Corporation is subject to the provisions of the Fair Value Measurement topic of the FASB ASC 820-10 which provides guidance for assets and liabilities which are required to be measured at fair value and requires expanded disclosure for fair value measurement. The Codification clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and establishes the following fair value hierarchy:

Level 1 - Inputs utilize quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access;
Level 2 - Inputs may include quoted prices for similar assets or liabilities in active markets; and
Level 3 - Unobservable inputs for the asset or liability based on the best available information.

For instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level input that is significant to the fair value measurement in its entirety.

Fair value and partnership exits

The Corporation is subject to the provisions of the Fair Value Measurement treatment cited above when limited partners or members transfer their equity interests upon the dissolution of a partnership or limited liability company. The Corporation restates fixed assets received in the transfer at their net book values and adjusted to fair market value as determined either by a) an appropriate appraisal, or b) the amount of net assets transferred to the Corporation. The latter method adjusts to fair value by marking to outstanding debt. The valuation technique is classified as Level 3 (see above) under the fair value measurements fair value hierarchy.

NOTE 1-ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of brokered investments

The Corporation is subject to the provisions of the Fair Value Measurement treatment cited above related to the brokered investments included in investments and cash - operating reserves and cash and cash equivalents. The Corporation adjusts the brokered investments to fair market value based on the type of investment. Gains (losses) are included in gain (loss) on cash investments on the consolidated statements of unrestricted activities. The valuation technique used for valuing mutual funds is classified as Level 1 and the valuation technique used for valuing alternative investments is classified as Level 3 under the fair value measurements fair value hierarchy (see above).

Accounting for uncertainty in income taxes

The Corporation is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code and state income tax and has been classified as other than a private foundation. The Corporation does have investment interests that are taxable entities and are subject to income taxes. The Company accounts for deferred income taxes in accordance with ASC 740 Income Taxes. The Company determines deferred tax liabilities, assets and any provision for deferred income taxes based on the difference between the financial statement and tax bases of assets and liabilities at year end, using the tax rate expected to exist when the temporary differences reverses. A valuation allowance is recorded against deferred tax assets when it is more likely than not the deferred tax asset will not be fully realized. Generally, the Federal and State tax returns were subject to examinations from the three years after the later of the original or extended due date filed with the applicable tax authority.

Subsequent events

Management performed an evaluation of the Corporation's activity through May 29, 2018, the audit report date, and has concluded that there were no significant subsequent events requiring disclosure through the date these consolidated financial statements were available to be issued, except for the events disclosed in Note 14.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. These reclassifications had no effect on the reported changes in net assets of the Corporation.

NOTE 2-UNAMORTIZED COSTS

Leasing costs, tax credit fees, and organizational costs of $547,911 were incurred in connection with obtaining the various operating leases and tax credit allocations, of which $100,026 was added during the year ended December 31, 2017. For the years ended December 31, 2017 and 2016, amortization expense was $36,628 and $112,387, and at December 31, 2017 and 2016, accumulated amortization was $369,273 and $332,645, all respectively.

NOTE 2-UNAMORTIZED COSTS (CONTINUED)

Estimated amortization expense for each of the next five years and thereafter is as follows:

2018	$	35,685
2019		34,249
2020		28,671
2021		23,786
2022		16,555
Thereafter		39,692
	$	178,638

NOTE 3-INVESTMENTS IN LIMITED LIABILITY ENTITIES

As of December 31, 2017 and 2016, Bellwether has a 50% ownership share in Kenyon Housing LLC. Kenyon Housing LLC has a 0.01% capital interest in Kenyon Bozeman Limited Partnership, which owns and operates an eighteen unit apartment building located in Seattle, Washington. As of December 31, 2017 and 2016, Bellwether has a 21% ownership share, respectively, in Baker Manager LLC. Baker Manager LLC has a 0.01% interest in Baker Apartments LLC which owns and operates an 84 unit apartment building located in Bellingham, Washington. Investments are reviewed for impairment on a periodic basis in accordance with FASB ASC 323-10-35. As of December 31, 2017 and 2016, Bellwether's carrying balance of these investments is $-0-.

NOTE 4-OWNERSHIP IN LIMITED LIABILITY ENTITIES

As of December 31, 2017, Bellwether was the general partner of operating tax credit limited partnerships and managing member of operating tax credit limited liability companies in Seattle, Washington as follows:

Entity	Ownership Interest %
1511 Dexter Limited Partnership	0.01%
Cambridge Limited Liability Limited Partnership	0.01%*
Genesee Limited Partnership	0.01%
HRG Rose Street Limited Partnership	0.01%
Judkins Park Apartments, LLC	0.01%
Parker Apartments Limited Partnership	0.01%
Security House Limited Liability Limited Partnership	0.01%*
Stone Way Apartments, LLC	0.01%

NOTE 4-OWNERSHIP IN LIMITED LIABILITY ENTITIES (CONTINUED)

Entity	Ownership Interest %
Sunset Apartments Limited Partnership	0.01%
Third & Pine Redevelopment Limited Partnership	0.10%
University District Apartments 4% Limited Partnership	0.01%
University District Apartments 9% Limited Partnership	0.01%

*Bellwether has a 79% interest in the 0.01% general partner interest of the partnership

During the year ended December 31, 2017, Bellwether purchased the investor's 99.90% limited partner interest in Eight & Stewart Limited Partnership. At December 31, 2017, Bellwether owned 100% of the partnership. During the year ended December 31, 2016, Bellwether sold 99.99% ownership interests in Security House Limited Liability Limited Partnership, 1511 Dexter Limited Partnership, Cambridge Limited Liability Limited Partnership, University District Apartments 4% Limited Partnership, and University District Apartments 9% Limited Partnership, all respectively, to unrelated third parties for the rehabilitation and construction of the respective properties.

NOTE 5-LONG TERM NOTES RECEIVABLE

Holly House Note

Bellwether has a note receivable from Pearlene Christopher, purchaser of Holly House, which was due upon the sale of the property. As of December 31, 2017 and 2016, $9,200 was receivable. The note does not bear interest and is collateralized by a deed of trust.

Kenyon & Bozeman LP Note

Bellwether has a note receivable in the amount of $100,000 from Kenyon & Bozeman Limited Partnership of which Bellwether is a part owner in its general partner. Principal payments are to be paid from Net Cash Flow, as defined in the note agreement, due 75 days after the close of the fiscal year. Any remaining principal balance as of November 30, 2058 will be forgiven. The principal balance will be forgiven if Kenyon Housing, LLC assumes a $100,000 note payable to the City of Seattle. The note does not bear interest and is collateralized by the Kenyon House property. As of December 31, 2017 and 2016, due to loan provisions for forgiveness, $46,667 and $53,333, respectively, remains receivable.

NOTE 6-CONSTRUCTION IN PROGRESS

As of December 31, 2017 and 2016, property development and rehabilitation costs had been incurred on the following properties:

	2017	2016
Anchor Flats Apartments	$ 12,533,278	$ 2,300,912
Arbora Court - 4%	15,951,736	1,711,825
Arbora Court - 9%	12,155,950	1,684,875
Cambridge Apartments	13,818,936	1,791,660
Security House Apartments	-	277,199
Construction in progress	$54,459,900	$ 7,766,471

Arbora Court parking garage

A condition of the property purchase for Arbora Court was to provide the seller with a level of parking in the parking garage of the new development. A portion of the purchase price, totaling $2,000,000, was set aside to build the parking garage. A deposit of $26,681 was put into escrow at the start of the construction of the parking garage for potential cost overruns.

NOTE 7-LONG TERM DEBT

Bellwether has entered into various debt agreements with various financial institutions and governmental agencies to fund acquisitions, pre-development costs, construction, and normal operations. Outstanding balances and terms of long term debt as of December 31, 2017 are as follows:

Date of Note	Maturity Date	Lender	Interest Rate	Face Amount	Outstanding Balance Long term Portion	Outstanding Balance Current Portion
Anchor Flats Apartments						
10/21/16	5/1/19	*Umpqua Bank	1.43% + 1 month LIBOR	$ 5,870,000	$5,629,662	$ -
10/21/16	5/1/19	*Umpqua Bank	1.43% + 1 month LIBOR	5,730,000	-	-
Annapolis Apartments						
8/1/05	9/1/18	Washington Community Reinvestment Association	4.750%	445,000	-	333,638

NOTE 7-LONG TERM DEBT (CONTINUED)

Date of Note	Maturity Date	Lender	Interest Rate	Face Amount	Outstanding Balance Long term Portion	Outstanding Balance Current Portion
Arbora Court - 4%						
11/28/16	4/1/36	*US Bank	1.75% + 1 month LIBOR	$ 7,121,346	$ 7,121,346	$ -
11/28/16	4/1/19	*US Bank	1.75% + 1 month LIBOR	8,200,000	2,759,388	-
Arbora Court - 9%						
11/28/16	4/1/36	US Bank	1.95% + 1 month LIBOR	524,776	524,776	-
11/28/16	4/1/19	US Bank	1.95% + 1 month LIBOR	9,915,224	5,979,453	-
Bellevue/Olive Apartments						
8/26/94	8/31/35	State of Washington	1.000%	200,000	94,795	5,092
8/25/16	9/1/23	Washington Community Reinvestment Association	3.625%	1,885,000	1,803,482	37,051
Bellwether						
Arbora Court - Commercial						
11/28/16	4/1/36	US Bank	5.890%	413,000	183,669	-
Stewart Court						
2/9/01	6/30/21	City of Seattle	1.000%	318,000	53,571	44,136
Rose Street Commercial						
8/31/11	8/31/21	Rainier Valley Community Development Fund	5.000%	600,000	498,261	16,380
Impact Investor Notes**						
7/1/15	12/31/20	Various	2.000%	1,814,000	1,814,000	-
Impact Investor Notes***						
10/1/16	12/31/21	Various	2.000%	1,935,000	1,935,000	-
Cambridge Apartments						
12/21/16	8/21/19	*Chase Bank	4.580%	8,740,461	-	-
12/21/16	8/21/19	*Chase Bank	1.44% + 1 month LIBOR	24,922,437	14,444,332	-
8/13/92	7/1/43	State of Washington	0.000%	960,000	512,001	21,333
Casa Pacifica Apartments						
11/7/07	11/1/37	*Seattle Housing Authority	5.850%	4,000,000	3,225,000	90,000

NOTE 7-LONG TERM DEBT (CONTINUED)

Date of Note	Maturity Date	Lender	Interest Rate	Face Amount	Outstanding Balance Long term Portion	Outstanding Balance Current Portion
Cascade Court						
11/6/92	11/30/42	State of Washington	1.000%	$ 453,000	$ 263,576	$ 8,833
4/30/13	5/1/33	Umpqua Bank	4.240%	5,500,000	4,934,770	111,819
12/18/17	7/1/25	Washington State Housing Finance Commission	2.000%	113,890	98,461	15,429
Eagles						
3/19/97	4/1/27	Pacific Life	8.790%	630,000	354,148	27,246
First and Vine						
7/27/11	1/1/28	US Bank	6.670%	2,750,000	2,364,493	50,522
Graham Terry Apartments						
12/15/10	1/1/21	Enterprise	5.520%	3,000,000	2,633,616	55,763
John Winthrop Apartments						
7/8/98	8/1/28	* Seattle Housing Authority	5.500%	2,125,000	1,083,887	82,688
Judkins Park Apartments						
3/19/04	2/1/21	Umpqua Bank	6.550%	455,000	358,151	10,849
Juneau & Pardee Townhomes						
7/31/05	8/15/33	Umpqua Bank	5.600%	270,900	225,105	5,741
7/31/05	8/15/33	Umpqua Bank	5.600%	223,750	185,925	4,742
Kingway Apartments						
2/24/98	3/1/28	* Seattle Housing Authority	5.480%	4,715,000	2,354,093	190,240
4/27/06	8/1/26	City of Seattle	1.000%	100,000	42,347	5,061
Mercer Court						
12/31/12	1/1/33	Umpqua Bank	4.170%	1,150,000	1,023,844	23,590
Meridian Manor						
10/1/09	4/1/26	MUFG Union Bank	5.400%	8,664,000	7,247,878	163,090
10/1/09	12/31/60	City of Seattle	1.000%	3,000,000	2,950,000	-
9/23/09	5/31/50	State of Washington	1% on 500k Begin 2016	3,000,000	2,963,633	12,243
Olive Tower Apartments						
2/28/07	3/1/27	Home Street Bank	5.750%	2,800,000	2,213,032	66,735
12/8/17	7/1/25	Washington State Housing Finance Commission	2.000%	92,000	76,342	11,857

NOTE 7-LONG TERM DEBT (CONTINUED)

Date of Note	Maturity Date	Lender	Interest Rate	Face Amount	Outstanding Balance Long term Portion	Outstanding Balance Current Portion
Oregon Apartments						
10/31/07	11/1/27	* Chase Bank	5.350%	$ 2,640,000	$ 2,102,052	$ 62,616
10/31/07	11/1/37	Chase Bank	5.800%	270,000	218,069	6,167
Rose Street Apartments						
2/8/10	2/1/27	* Washington State Housing Finance Commission	5.700%	4,250,000	3,926,720	54,515
Security House Apartments						
12/21/16	12/31/39	* Chase Bank	4.580%	8,351,731	-	-
12/21/16	12/31/39	* Chase Bank	1.25% + 1 month LIBOR	12,142,162	8,294,631	3,368,610
4/12/99	12/31/39	State of Washington	1.000%	1,416,059	1,212,481	51,657
3/18/99	3/18/39	City of Seattle	1.000%	3,220,000	2,491,300	-
3/18/99	3/18/39	City of Seattle - Discount	2.260%	(1,264,823)	(1,214,231)	(25,296)
Stewart Court						
2/8/06	2/8/36	* Seattle Housing Authority	5.020%	5,802,901	4,361,157	148,579
2/8/06	2/8/26	US Bank	6.650%	900,000	721,732	19,937
2/8/06	6/30/26	City of Seattle	1.000%	117,000	50,195	5,923
Stone Way Apartments						
7/28/05	8/1/25	* Seattle Housing Authority	4.900%	3,100,000	2,406,689	76,491
7/28/05	8/1/25	US Bank	6.500%	1,240,000	977,595	25,829
Tate Mason House						
12/2/13	1/1/29	Banner Bank	5.500%	3,500,000	3,131,643	83,178
The Genesee						
12/21/04	1/1/38	* Seattle Housing Authority	5.100%	1,327,904	1,054,116	31,871
The Gilmore						
12/24/01	1/1/34	* Chase Bank	5.945%	3,000,000	2,133,701	84,958
The Parker						
8/5/14	8/5/30	* US Bank	4.700%	3,575,000	3,387,741	59,519
Vine Court						
5/5/10	4/1/20	Enterprise	5.960%	2,655,000	2,318,633	48,493
				$ 178,879,718	$ 115,526,261	$ 5,497,125

NOTE 7-LONG TERM DEBT (CONTINUED)

* This loan was financed with proceeds of tax-exempt bonds. The loan is secured by a note payable with the lender, and the loan is collateralized by the building.

** Bellwether Impact Investor Notes - 2015 Issue

In July, 2015 the Corporation entered into a series of unsecured Promissory Notes ("Notes") with one institution and various accredited and qualified individuals totaling $1,814,000 and bearing interest of 2% payable quarterly. These notes were the first offering under Bellwether's Impact Investment program to secure low-interest private funds to support the organization's housing development activities. The maturity date of all Notes is December 31, 2020. At the election of the Corporation the Notes may be prepaid in whole or in part at any time without penalty. While no sinking fund is required, the Corporation has established a fund as an aid toward repayment of principal at maturity. During each of the years ended December 31, 2017 and 2016, deposits of $191,800 were made to the fund. Management intends to deposit $191,800 annually through 2020 for the 2015 Issue. This fund is included in investments and cash - operating reserves on the consolidated statements of financial position.

*** Bellwether Impact Investor Notes - 2016 Issue

In October, 2016 the Corporation entered into a series of unsecured Promissory Notes ("Notes") with one institution and various accredited and qualified individuals totaling $1,935,000 and bearing interest of 2% payable quarterly. These notes were the second offering under Bellwether's Impact Investment program to secure low-interest private funds to support the organization's housing development activities. The maturity date of all Notes is December 31, 2021. At the election of the Corporation the Notes may be prepaid in whole or in part at any time without penalty. While no sinking fund is required, the Corporation has established a fund as an aid toward repayment of principal at maturity. During the years ended December 31, 2017 and 2016, deposits of $183,500 and $-0-, respectively, were made to the fund. Management intends to deposit $183,500 annually through 2021 for the 2016 Issue. This fund is included in investments and cash - operating reserves on the consolidated statements of financial position.

NOTE 8-DEFERRED LOANS AND GRANTS

Bellwether has entered into various loan and grant agreements with various governmental agencies and one private institution to fund acquisitions, pre-development costs, construction and normal operations. The terms contain deferred principal payments or are ultimately forgivable loans and grants as of December 31, 2017 are as follows:

	Maturity Date			Interest	Face	Outstanding
Date of Note	Stated	Extended	Lender	Rate	Amount	Balance
Anchor Flats Apartments						
10/21/16	12/31/68	N/A	City of Seattle	1%	$ 7,391,606	$ 5,427,234
Annapolis Apartments						
8/2/05	11/1/43	11/1/43	City of Seattle	1%	458,000	458,000

NOTE 8-DEFERRED LOANS AND GRANTS (CONTINUED)

Date of Note	Maturity Date Stated	Maturity Date Extended	Lender	Interest Rate	Face Amount	Outstanding Balance
Arbora Court - 4%						
12/2/16	6/30/68	N/A	City of Seattle	1%	6,230,000	5,730,000
Arbora Court - 9%						
12/2/16	6/30/68	N/A	City of Seattle	1%	613,000	563,000
12/2/16	2/28/68	N/A	King County Department of Community and Human Services	1%	400,000	380,000
7/26/16	2/28/68	N/A	State of WA Department of Commerce	3%	2,000,000	2,000,000
11/30/16	2/28/68	N/A	State of WA Department of Commerce	1%	500,000	363,352
Bellevue/Olive Apartments*						
6/19/95	7/19/20	N/A	City of Seattle	0%	736,000	736,000
Bellwether						
3/14/14	4/1/19	N/A	MUFG Union Bank	2.5%	250,000	250,000
2/23/15	4/1/19	N/A	MUFG Union Bank	2.5%	250,000	250,000
2/28/16	2/15/18	N/A	Wells Fargo Line of Credit	2.15% +1 month LIBOR	3,000,000	-
Rose Street Buddha Jewel						
9/6/16	6/30/20	N/A	Rainier Valley Community Development Fund	2.75%	1,050,000	1,050,000
7/15/16	7/31/24	N/A	Rainier Valley Community Development Fund	1%	1,753,000	1,750,000
Rainier Beach land remnant						
7/15/16	6/30/20	N/A	Rainier Valley Community Development Fund	4%	867,000	867,000
The Genesee						
2/24/05	3/1/46	N/A	US Department of Housing and Urban Development	0%	2,085,500	2,085,500
Casa Pacifica Apartments**						
10/22/98	10/22/18	N/A	City of Seattle	1%	1,104,000	1,104,000

NOTE 8-DEFERRED LOANS AND GRANTS (CONTINUED)

Date of Note	Maturity Date Stated	Maturity Date Extended	Lender	Interest Rate	Face Amount	Outstanding Balance
First and Vine						
7/27/11	10/31/62	N/A	City of Seattle	1%	$ 2,293,163	$ 2,243,163
Graham & Terry Apartments						
12/11/90	12/11/30	N/A	State of Washington	0%	350,000	350,000
5/1/90	4/30/31	N/A	State of Washington	0%	500,000	500,000
John Winthrop Apartments						
7/26/98	Sale of Property	N/A	Virginia Mason Medical Center	0%	228,000	228,000
Judkins Park Apartments						
3/18/04	3/17/54	N/A	City of Seattle	1%	985,000	984,765
3/19/04	2/29/44	N/A	Seattle Housing Authority	1%	400,340	400,340
Juneau & Paradee Townhomes						
11/2/92	6/1/33	N/A	State of Washington	0%	487,500	487,500
Kenyon House***						
12/1/07	11/30/58	N/A	City of Seattle	0%	100,000	46,667
Mercer Court*						
11/3/97	11/3/22	N/A	City of Seattle	1%	368,000	368,000
Olive Tower Apartments						
7/20/84	3/1/27	N/A	City of Seattle	0%	530,000	527,184
Rose Street Apartments						
2/8/10	3/31/61	N/A	City of Seattle	Contingent Int not to exceed 7%	4,260,000	4,260,000
2/8/10	12/31/60	N/A	State of Washington	0%	4,200,000	4,200,000
2/8/10	3/31/61	N/A	State of Washington	0%	750,123	750,123
6/2/10	3/31/61	N/A	King County Department of Community and Human Services	1%	200,000	200,000
Stone Way Apartments						
7/27/05	7/27/55	N/A	City of Seattle	1%	500,000	500,000
7/27/05	7/27/55	N/A	City of Seattle	1%	2,135,000	2,135,000
7/28/05	6/30/46	N/A	Washington State Housing Trust Fund	1%	1,750,000	1,750,000
7/28/05	7/31/55	N/A	Seattle Housing Authority	1%	1,500,000	1,500,000

NOTE 8-DEFERRED LOANS AND GRANTS (CONTINUED)

Date of Note	Maturity Date Stated	Maturity Date Extended	Lender	Interest Rate	Face Amount	Outstanding Balance
The Genesee						
12/21/04	12/21/54	N/A	City of Seattle	1%	$ 516,000	$ 516,000
12/10/04	12/31/45	N/A	State of Washington	1%	900,000	900,000
The Gilmore						
12/24/01	12/24/51	N/A	Washington State Convention & Trade Center	0%	1,000,000	1,000,000
1/3/03	1/3/53	N/A	City of Seattle	1%	2,000,000	112,967
The Parker						
8/5/14	8/5/64	N/A	City of Seattle	1%	3,650,000	3,650,000
					$58,291,232	$50,623,795

Current portion of deferred loans and grants

Casa Pacifica Apartments**	1,104,000
Kenyon House***	6,667
	$ 1,110,667

* This loan provides for forgiveness of 5% of accrued interest annually effective on the 21st anniversary date of the loan

** This loan has an option for a five year extension as set forth in the loan agreements

*** This loan provides for principal forgiveness in the annual amount of $6,667 as set forth in the loan agreements

Maturities of long term debt and deferred loans and grants

Estimated principal payments for the next five years and thereafter are approximately as follows:

	Total Debt
2018	$ 6,607,792
2019	8,212,146
2020	14,491,934
2021	7,369,008
2022	2,596,579
Thereafter	132,369,722
	171,647,181
Debt issuance costs	(2,556,342)
	$ 169,090,839

NOTE 8-DEFERRED LOANS AND GRANTS (CONTINUED)

Debt issuance costs of $4,163,892 were incurred in connection with obtaining the Corporations' debt, of which $4,171 was added during the year ended December 31, 2017. For the years ended December 31, 2017 and 2016, amortization expense was $142,841 and $186,809, respectively, which is included in interest expense on the consolidated statements of unrestricted activity. At December 31, 2017 and 2016, accumulated amortization was $1,607,550 and $1,464,709, respectively.

Estimated amortization expense for each of the next five years and thereafter is as follows:

2018	$ 148,150
2019	150,558
2020	142,562
2021	125,727
2022	121,580
Thereafter	1,867,765
	$ 2,556,342

NOTE 9-EMPLOYEE RETIREMENT PLAN

For substantially all employees with one year of service, Bellwether has adopted a defined contribution retirement plan under Internal Revenue Code section 403(b). On July 1, 2013 Bellwether changed what was formerly a profit-sharing plan to one with a matching provision and a profit-sharing option. Employees' contributions to the fund are discretionary. From the initial plan's inception through June 30, 2013 the annual Bellwether contribution was the greater of $300 per quarter or 3% of the employee's compensation regardless of employee participation. After July 1, 2013 Bellwether matches the first 3% of the employee's contribution and half of the employee's contribution rate for the next 2% that the employee contributes for a maximum employer match of 4%. For the years ended December 31, 2017 and 2016, Bellwether contributed $305,483 and $271,346 to the retirement plan, which include company discretionary bonus contributions of $159,576 and $127,782, all respectively.

NOTE 10-NON-CONTROLLING INTEREST IN LIMITED LIABILITY ENTITIES

The change in consolidated unrestricted net assets and partnership losses attributed to controlling interest and non-controlling interest for the years ended December 31, 2017 and 2016 is as follows:

	Controlling Interest	Non-Controlling Interest	Totals
Balance January 1, 2016	$ 17,220,383	$ 12,036,156	$ 29,256,539
Change in consolidated unrestricted net assets and partnership losses	31,584,382	(4,182,321)	27,402,061
Withdrawals	-	(88,328)	(88,328)
Contributions	-	7,696,844	7,696,844
Balance December 31, 2016	**48,804,765**	**15,462,351**	**64,267,116**
Change in consolidated unrestricted net assets and partnership losses	1,588,999	(2,357,062)	(768,063)
Withdrawals	-	(2)	(2)
Contributions	-	652,696	652,696
Balance December 31, 2017	**$50,393,764**	**$13,757,983**	**$64,151,747**

NOTE 11-COMMERCIAL LEASES

Unrelated Operating Leases

Six of the Bellwether owned properties (Annapolis Apartments, Eighth & Stewart Limited Partnership, Olive Tower Apartments, Oregon Apartments, Vine Court Apartments and John Winthrop Apartments) and two of the affiliated entities (Sunset Apartments Limited Partnership and Security House Limited Liability Limited Partnership) have entered into non-cancelable, triple-net operating lease agreements with unrelated entities.

Affiliated Operating Leases

Bellwether has a commercial master lease with Stone Way Apartments, LLC and Sunset Apartments Limited Partnership and sub-leases to unrelated parties as commercial residents. Bellwether also leases office space from Bellevue/Olive Limited Partnership and Casa Pacifica Apartments.

NOTE 12-COMMITMENTS AND CONTINGENCIES

The Corporation provides a commercial guaranty pursuant to a loan agreement with Banner Bank in the amount of $3,500,000 for the benefit of Tate Mason House, LLC.

Bellwether had entered into a land lease agreement with Fourth & Bell, LLC dated March 18, 1999. Bellwether leased the land under Security House to Fourth & Bell, LLC. The land lease remained in effect throughout the duration of Fourth & Bell, LLC and required annual rental payments of $16,440 with no provision for future increases. The land lease ended upon the dissolution of Forth & Bell, LLC and sale of property to Security House, LLLP.

Bellwether has entered into a land lease agreement with Eighth & Stewart Limited Partnership dated February 8, 2001. Bellwether leases the land under Stewart Court to Eighth & Stewart Limited Partnership. The land lease will remain in effect throughout the duration of the partnership. The agreement required annual rental payments of $60,000 increased at 3%. During 2009, the agreement was amended and the annual rental payment was reduced to $22,935 annually with no annual escalation. For the years ended December 31, 2017 and 2016, rental payments of $22,935 were received.

The Corporation is the general partner of certain operating tax credit limited partnerships and managing member of certain operating tax credit limited liability companies. The Corporation has entered into various guaranty agreements related to the delivery of tax credits and the funding of operating deficits in accordance with the provisions of the partnership and operating agreements. The Corporation may be required to contribute funds to cover any tax credit shortfalls or operating deficits.

NOTE 13-GAINS AND (LOSSES)

During the year ended December 31, 2016, Bellwether sold land and buildings to Cambridge LLLP, Security House LLLP, 1511 Dexter LP, University District Apartments 4% LP, and University District Apartments 9% LP for rehabilitation and new construction financed with the sale of low income housing tax credits to the limited partnerships. A net gain of $27,915,772 was recognized and included in gain (loss) on sale of property on the consolidated statements of unrestricted activities.

During the year ended December 31, 2017, Bellwether purchased the limited partner interest in Eight & Stewart Limited Partnership. The sale resulted in the recognition of gain on valuation of $555,334 which is included in gain (loss) on sale of property on the consolidated statements of unrestricted activities.

NOTE 14-SUBSEQUENT EVENTS

In February 2018, a parcel of land in Tukwila, Washington was purchased for $2,650,000 from a third party for future development. Bridge financing of $2,219,500 was obtained to fund a portion of the purchase price. There is currently four rental houses on the property.

In March 2018, a parcel of land was purchased in the Greenwood neighborhood of Seattle for $2,400,000 from the Greenwood Boys and Girls Club. The Greenwood Boys and Girls club will continue to lease the property for twelve months from the date of purchase. The purchase was funded from the Bellwether line of credit. Management is in the process of obtaining bridge financing for the purchase, however the outcome of this event is unknown as of the audit report date. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Bellwether Housing has entered into a Purchase and Sale Agreement for the sale of the parking lot at Graham-Terry Apartments. The purchase price is $8,300,000. The Corporation received a $500,000 earnest deposit in September 2017. As of the audit report date, the sale has not occurred and the outcome of this event is unknown. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BELLWETHER HOUSING AND AFFILIATES
YEARS ENDED DECEMBER 31, 2017 AND 2016
SUPPLEMENTARY INFORMATION

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2017 AND 2016

	2017				2016			
ASSETS	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total
Current assets								
Cash and cash equivalents - operations	$ 771,726	$ 1,718,898	$ -	$ 2,490,624	$ 692,291	$ 1,319,207	$ -	$ 2,011,498
Cash and cash equivalents - building reserves	9,421,678	11,824,973	-	21,246,651	8,651,969	12,778,812	-	21,430,781
Investments and cash - operating reserves	10,891,556	-	-	10,891,556	8,963,184	-	-	8,963,184
Tenant and other receivables	555,180	1,974,685	(2,010,435)	519,430	1,697,851	400,164	(1,739,502)	358,513
Project development expenditures	393,692	-	-	393,692	151,231	-	-	151,231
Prepaid expenses	184,664	192,437	-	377,101	193,287	102,364	-	295,651
Total current assets	22,218,496	15,710,993	(2,010,435)	35,919,054	20,349,813	14,600,547	(1,739,502)	33,210,858
Property and equipment, net	55,236,136	170,447,886	(14,044,742)	211,639,280	49,352,889	124,933,198	(9,772,103)	164,513,984
Investments in partnerships and LLCs	1,129,997	-	(1,129,976)	21	1,745,806	-	(1,745,806)	-
Unamortized costs, net	70,974	107,664	-	178,638	31,637	77,150	-	108,787
Long-term notes - affiliates	49,527,201	-	(49,527,201)	-	46,364,886	-	(46,364,886)	-
Long-term notes receivable	82,548	-	-	82,548	89,214	-	-	89,214
	$ 128,265,352	$ 186,266,543	$ (66,712,354)	$ 247,819,541	$ 117,934,245	$ 139,610,895	$ (59,622,297)	$ 197,922,843
LIABILITIES AND NET ASSETS								
Current liabilities								
Accounts payable and accrued expenses	$ 1,360,537	$ 112,608	$ (14,645)	$ 1,458,500	$ 1,202,990	$ 177,429	$ -	$ 1,380,419
Construction payables	-	6,856,900	(70,075)	6,786,825	-	1,877,299	(530,000)	1,347,299
Short-term notes and advances	9,575	4,387,164	(2,370,060)	2,026,679	327,457	892,045	(1,219,502)	-
Accrued interest payable	204,517	180,413	-	384,930	174,056	95,655	-	269,711
Security deposits	1,124,836	53,199	-	1,178,035	635,390	53,884	-	689,274
Current portion of long-term debt	2,796,935	3,810,857	-	6,607,792	1,526,689	559,989	-	2,086,678
Total current liabilities	5,496,400	15,401,141	(2,454,780)	18,442,761	3,866,582	3,656,301	(1,749,502)	5,773,381
Deferred interest payable	863,361	1,546,995	-	2,410,356	784,290	1,211,746	-	1,996,036
Long-term debt, deferred loans and grants, net of current maturities	61,925,429	103,113,960	-	165,039,389	58,758,969	67,544,875	-	126,303,844
Less: unamortized debt issuance costs	(1,061,651)	(1,493,442)	(1,249)	(2,556,342)	(1,100,250)	(1,610,900)	(1,249)	(2,712,399)
Long-term notes	-	557,223	(557,223)	-	-	2,026,681	-	2,026,681
Long-term notes - affiliates	-	48,515,621	(48,515,621)	-	-	46,354,887	(46,354,887)	-
Total liabilities	67,223,539	167,641,498	(51,528,873)	183,336,164	62,309,591	119,183,590	(48,105,638)	133,387,543
Net assets								
Unrestricted net assets	60,710,183	-	(10,316,419)	50,393,764	55,356,470	-	(6,551,705)	48,804,765
Temporarily restricted net assets	331,630	-	-	331,630	268,184	-	-	268,184
Ownership in partnerships and LLCs	-	18,625,045	(4,867,062)	13,757,983	-	20,427,305	(4,964,954)	15,462,351
Total net assets	61,041,813	18,625,045	(15,183,481)	64,483,377	55,624,654	20,427,305	(11,516,659)	64,535,300
	$ 128,265,352	$ 186,266,543	$ (66,712,354)	$ 247,819,541	$ 117,934,245	$ 139,610,895	$ (59,622,297)	$ 197,922,843

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

CONSOLIDATED STATEMENTS OF UNRESTRICTED ACTIVITIES
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017				2016			
	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total
Revenue and Unrestricted Public Support								
Rental income	$ 13,447,054	$ 8,590,082	$ (223,125)	$ 21,814,011	$ 15,527,303	$ 6,292,920	$ (141,175)	$ 21,679,048
Property management and other fees	1,214,166	-	(1,088,849)	125,317	561,356	-	(484,891)	76,465
Consulting fees	345,661	-	-	345,661	487,141	-	-	487,141
Development fees	-	-	-	-	1,090,776	-	(1,090,776)	-
Deferred development and consulting fees	4,203,126	-	(4,203,126)	-	-	-	-	-
Construction management fees	520,000	-	(520,000)	-	20,000	-	(20,000)	-
Interest income - cash balances	254,633	10,891	-	265,524	190,047	2,051	(14,615)	177,483
Interest income - notes	932,400	-	(932,400)	-	375,434	-	(375,434)	-
Grants and contributions	854,906	174,390	-	1,029,296	433,694	62,988	-	496,682
Net assets released from restrictions	4,480	-	-	4,480	36,130	-	-	36,130
Other income	128,129	(551)	-	127,578	111,306	8,381	-	119,687
Total Revenue, Unrestricted Public Support and Gains	**21,904,555**	**8,774,812**	**(6,967,500)**	**23,711,867**	**18,833,187**	**6,366,340**	**(2,126,891)**	**23,072,636**
Expenses								
Program Expenses								
Rental operations								
Operating expenses	6,647,787	5,363,073	(1,204,172)	10,806,688	8,070,199	2,911,494	(556,096)	10,425,597
Depreciation and amortization	2,026,794	3,186,745	(210,294)	5,003,245	2,349,173	2,397,354	(188,513)	4,558,014
Interest expense	2,136,841	2,278,044	(533,685)	3,881,200	2,592,273	1,823,443	(353,392)	4,062,324
Other	-	304,543	(84,059)	220,484	-	194,939	(69,972)	124,967
Development, construction, and property management	3,487,084	-	-	3,487,084	2,660,048	-	-	2,660,048
Total Program Expenses	**14,298,506**	**11,132,405**	**(2,032,210)**	**23,398,701**	**15,671,693**	**7,327,230**	**(1,167,973)**	**21,830,950**
Supporting Service Expenses								
Management and general	1,401,750	-	-	1,401,750	1,071,610	-	-	1,071,610
Management and general - partnerships and LLCs	840,207	-	-	840,207	808,479	-	-	808,479
Fundraising	219,434	-	-	219,434	411,264	-	-	411,264
Total Supporting Service Expenses	**2,461,391**	**-**	**-**	**2,461,391**	**2,291,353**	**-**	**-**	**2,291,353**
Total Expenses	**16,759,897**	**11,132,405**	**(2,032,210)**	**25,860,092**	**17,963,046**	**7,327,230**	**(1,167,973)**	**24,122,303**
Gains and (Losses)								
Gain (loss) on dissolution of partnership	-	-	-	-	3,242,198	-	-	3,242,198
Gain (loss) on partnerships and LLCs	(531)	-	531	-	(256)	-	256	-
Gain (loss) on sale of property	555,332	-	-	555,332	24,673,574	-	-	24,673,574
Gain (loss) on investments	824,830	-	-	824,830	535,956	-	-	535,956
Total Gains and (Losses)	**1,379,631**	**-**	**531**	**1,380,162**	**28,451,472**	**-**	**256**	**28,451,728**
Change in Unrestricted Net Assets	**$ 6,524,289**	**$ (2,357,593)**	**$ (4,934,759)**	**$ (768,063)**	**$ 29,321,613**	**$ (960,890)**	**$ (958,662)**	**$ 27,402,061**

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
DECEMBER 31, 2017 AND 2016

	2017				2016			
	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total
Unrestricted Net Assets								
Revenue, unrestricted public support and gains	$ 21,900,075	$ 8,774,812	$ (6,967,500)	$ 23,707,387	$ 18,797,057	$ 6,366,340	$ (2,126,891)	$ 23,036,506
Net assets released from restrictions	4,480	-	-	4,480	36,130	-	-	36,130
Total Revenue, Unrestricted Public Support and Gains	21,904,555	8,774,812	(6,967,500)	23,711,867	18,833,187	6,366,340	(2,126,891)	23,072,636
Expenses	(16,759,897)	(11,132,405)	2,032,210	(25,860,092)	(17,963,046)	(7,327,230)	1,167,973	(24,122,303)
Gains and (losses)	1,379,631	-	531	1,380,162	28,451,472	-	256	28,451,728
Total Expenses, Gains and (Losses)	(15,380,266)	(11,132,405)	2,032,741	(24,479,930)	10,488,426	(7,327,230)	1,168,229	4,329,425
Changes in unrestricted net assets and LP and LLC losses	6,524,289	(2,357,593)	(4,934,759)	(768,063)	29,321,613	(960,890)	(958,662)	27,402,061
Temporarily Restricted Net Assets								
Revenue, temporarily restricted public support and gains	67,926	-	-	67,926	15,106	-	-	15,106
Net assets released from restrictions	(4,480)	-	-	(4,480)	(36,130)	-	-	(36,130)
Changes in temporarily restricted net assets	63,446	-	-	63,446	(21,024)	-	-	(21,024)
Owners' Equity (Deficit)/Net Assets								
Owners' contributions	-	555,335	97,361	652,696	2,408	8,869,471	(1,020,035)	7,851,844
Less: syndication costs	-	-	-	-	-	(155,000)	-	(155,000)
Owners' withdrawals	(1,170,576)	(2)	1,170,576	(2)	-	(88,337)	9	(88,328)
Changes in owners' equity (deficit)/net assets	(1,170,576)	555,333	1,267,937	652,694	2,408	8,626,134	(1,020,026)	7,608,516
Changes in net assets and owners' equity (deficit)/net assets	5,417,159	(1,802,260)	(3,666,822)	(51,923)	29,302,997	7,665,244	(1,978,688)	34,989,553
Balance, beginning of year	55,624,654	20,427,305	(11,516,659)	64,535,300	26,321,657	12,762,061	(9,537,971)	29,545,747
Balance, end of year	$ 61,041,813	$ 18,625,045	$ (15,183,481)	$ 64,483,377	$ 55,624,654	$ 20,427,305	$ (11,516,659)	$ 64,535,300

DETAIL OF REVENUE AND EXPENSES FOR
BELLWETHER AND WHOLLY OWNED BUILDINGS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	Program Services and Administration 2017	Building Operations 2017	Total 2017	Program Services and Administration 2016	Building Operations 2016	Total 2016
Revenue, Unrestricted Public Support and Gains						
Rental income	$ -	$ 13,447,054	$ 13,447,054	$ -	$ 15,527,303	$ 15,527,303
Property management and other fees	1,214,166	-	1,214,166	561,356	-	561,356
Consulting fees	345,661	-	345,661	487,141	-	487,141
Development fees	-	-	-	1,090,776	-	1,090,776
Deferred development fees	4,203,126	-	4,203,126	-	-	-
Construction management fees	520,000	-	520,000	20,000	-	20,000
Interest income - cash balances	227,652	26,981	254,633	172,587	17,460	190,047
Interest income - notes	932,400	-	932,400	375,434	-	375,434
Grants and contributions	388,215	466,691	854,906	317,053	116,641	433,694
Net assets released from restrictions	4,480	-	4,480	36,130	-	36,130
Other income	33,519	94,610	128,129	1,293	110,013	111,306
Total Revenue, Unrestricted Public Support and Gains	7,869,219	14,035,336	21,904,555	3,061,770	15,771,417	18,833,187
Expenses and Losses						
Program Expenses						
Rental operations						
Operating expenses	-	6,647,787	6,647,787	-	8,070,199	8,070,199
Depreciation and amortization	11,402	2,015,392	2,026,794	11,402	2,337,771	2,349,173
Interest expense	-	2,136,841	2,136,841	-	2,592,273	2,592,273
Development, construction, and property management	3,487,084	-	3,487,084	2,660,048	-	2,660,048
Total Program Expense	3,498,486	10,800,020	14,298,506	2,671,450	13,000,243	15,671,693
Supporting Service Expenses						
Management and general	1,401,750	-	1,401,750	1,071,610	-	1,071,610
Management and general - partnerships and LLCs	840,207	-	840,207	808,479	-	808,479
Fundraising	219,434	-	219,434	411,264	-	411,264
Total Supporting Service Expenses	2,461,391	-	2,461,391	2,291,353	-	2,291,353
Total Expenses	5,959,877	10,800,020	16,759,897	4,962,803	13,000,243	17,963,046
Gains and (Losses)						
Gain (loss) on dissolution of partnership	-	-	-	3,242,198	-	3,242,198
Gain (loss) on partnerships and LLCs	(531)	-	(531)	(256)	-	(256)
Gain (loss) on sale of property	-	555,332	555,332	-	24,673,574	24,673,574
Gain (loss) on investments	824,830	-	824,830	535,956	-	535,956
Total Gains/Losses	824,299	555,332	1,379,631	3,777,898	24,673,574	28,451,472
Change in unrestricted Net Assets	$ 2,733,641	$ 3,790,648	$ 6,524,289	$ 1,876,865	$ 27,444,748	$ 29,321,613

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

SCHEDULES OF REVENUE AND EXPENSES FOR BELLWETHER WHOLLY OWNED BUILDING OPERATIONS
YEAR ENDED DECEMBER 31, 2017

	REVENUE				EXPENSES						
	Rental income	Interest income	Other building income	Total	Operating expenses	Interest expense	(Gain)/ Loss Assets Disposed	Total	Excess (deficit) from operations	Depreciation and amortization	Excess (Deficit) of Revenue over Expenses
Annapolis	$ 223,669	$ 293	$ 21	$ 223,983	$ 143,901	$ 20,941	$ -	$ 164,842	$ 59,141	$ 23,975	$ 35,166
Bellevue/Olive	649,324	1,078	7,457	657,859	294,964	74,323	-	369,287	288,572	122,811	165,761
Casa Pacifica	795,974	1,339	433	797,746	398,066	212,339	-	610,405	187,341	167,827	19,514
Casa Pacifica - Lease	201,220	-	-	201,220	5,153	-	-	5,153	196,067	-	196,067
Cascade Court	1,077,453	1,199	143,531	1,222,183	498,688	225,035	-	723,723	498,460	250,776	247,684
Graham Terry	1,003,458	1,168	-	1,004,626	500,096	158,627	-	658,723	345,903	182,417	163,486
Eagles Apartments	367,461	1,206	-	368,667	219,024	35,445	-	254,469	114,198	78,550	35,648
Juneau & Pardee	311,659	813	-	312,472	145,884	25,431	-	171,315	141,157	54,882	86,275
Kingway	2,194,010	4,132	75,979	2,274,121	1,168,559	148,991	-	1,317,550	956,571	207,019	749,552
Mercer Court	335,037	428	-	335,465	176,959	50,397	-	227,356	108,109	66,551	41,558
Meridian North	1,346,996	1,865	242,544	1,591,405	682,555	450,627	-	1,133,182	458,223	301,752	156,471
Olive Tower	908,413	4,160	85,764	998,337	430,163	166,979	-	597,142	401,195	142,681	258,514
Oregon	861,405	2,268	-	863,673	393,482	137,004	-	530,486	333,187	108,035	225,152
Rose Street - Lease	59,914	75	-	59,989	17,023	28,040	-	45,063	14,926	13,155	1,771
Security House - Lease	310,980	1	-	310,981	77,714	-		77,714	233,267	5,389	227,878
Sterling Court	88,494	241	-	88,735	49,385	-	-	49,385	39,350	15,431	23,919
Stewart Court	-	-	-	-	150	-	(555,332)	(555,182)	555,182	-	555,182
Stone Way - Lease	161,313	-	-	161,313	144,534	-	-	144,534	16,779	-	16,779
Sunset - Lease	91,205	-	-	91,205	74,607	-	-	74,607	16,598	-	16,598
Tate Mason	948,660	1,804	724	951,188	419,402	181,895	-	601,297	349,891	148,436	201,455
Vine Court	635,668	1,021	-	636,689	278,294	150,708	-	429,002	207,687	71,305	136,382
Winthrop	874,741	3,890	4,848	883,479	529,184	70,059	-	599,243	284,236	54,400	229,836
Total	$ 13,447,054	$ 26,981	$ 561,301	$ 14,035,336	$ 6,647,787	$ 2,136,841	$ (555,332)	$ 8,229,296	$ 5,806,040	$ 2,015,392	$ 3,790,648

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

SCHEDULES OF REVENUE AND EXPENSES FOR BELLWETHER WHOLLY OWNED BUILDING OPERATIONS
YEAR ENDED DECEMBER 31, 2016

	REVENUE				EXPENSES						
	Rental income	Interest income	Other building income	Total	Operating expenses	Interest expense	(Gain)/Loss Assets Disposed	Total	Excess (deficit) from operations	Depreciation and amortization	Excess (Deficit) of Revenue over Expenses
Annapolis	$ 219,465	$ 293	$ -	$ 219,758	$ 234,116	$ 21,486	$ -	$ 255,602	$ (35,844)	$ 23,990	$ (59,834)
Bellevue/Olive	619,394	543	7,363	627,300	463,175	137,202	-	600,377	26,923	120,343	(93,420)
Cambridge	1,082,344	2,142	25,000	1,109,486	512,662	150,060	(15,005,183)	(14,342,461)	15,451,947	92,709	15,359,238
Casa Pacifica	781,757	207	859	782,823	369,986	217,288	-	587,274	195,549	166,600	28,949
Casa Pacifica - Lease	187,103	-	-	187,103	9,053	-	-	9,053	178,050	-	178,050
Cascade Court	1,050,847	152	-	1,050,999	520,764	230,189	-	750,953	300,046	249,556	50,490
Security House	1,681,526	419	59,448	1,741,393	641,003	187,839	(9,668,391)	(8,839,549)	10,580,942	259,078	10,321,864
Graham Terry	973,784	185	51,887	1,025,856	634,445	161,928	-	796,373	229,483	166,891	62,592
Eagles Apartments	359,645	516	-	360,161	205,411	37,553	-	242,964	117,197	79,240	37,957
Juneau & Pardee	299,635	505	-	300,140	184,120	26,046	-	210,166	89,974	54,882	35,092
Kingway	2,095,429	1,803	1,880	2,099,112	1,322,877	158,671	-	1,481,548	617,564	197,018	420,546
Mercer Court	321,462	55	321	321,838	126,560	51,216	-	177,776	144,062	66,551	77,511
Meridian North	1,338,536	1,760	59,369	1,399,665	609,989	458,850	-	1,068,839	330,826	301,748	29,078
Olive Tower	904,459	3,748	-	908,207	435,229	170,455	-	605,684	302,523	145,618	156,905
Oregon	831,293	1,085	17,373	849,751	440,121	140,433	-	580,554	269,197	106,934	162,263
Rose Street - Lease	66,455	33	-	66,488	17,554	28,886	-	46,440	20,048	19,769	279
Sterling Court	84,638	91	1,710	86,439	59,613	-	-	59,613	26,826	16,331	10,495
Stone Way - Lease	186,542	-	-	186,542	139,132	-	-	139,132	47,410	-	47,410
Sunset - Lease	52,149	-	-	52,149	7,382	-	-	7,382	44,767	-	44,767
Tate Mason	924,535	708	1,436	926,679	414,221	186,119	-	600,340	326,339	147,668	178,671
Vine Court	623,131	315	-	623,446	282,318	153,794	-	436,112	187,334	68,699	118,635
Winthrop	843,174	2,900	8	846,082	440,468	74,258	-	514,726	331,356	54,146	277,210
Total	$ 15,527,303	$ 17,460	$ 226,654	$ 15,771,417	$ 8,070,199	$ 2,592,273	$ (24,673,574)	$ (14,011,102)	$ 29,782,519	$ 2,337,771	$ 27,444,748

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

DETAILED SCHEDULE OF ASSETS, LIABILITIES AND OWNERS' EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2017

ASSETS	Eighth & Stewart	Third & Pine	Judkins Park	Genesee	Stone Way	Rose Street	Sunset House	Parker Apartments	1511 Dexter	Security House	Cambridge Apartments	University Apts - 4%	University Apts - 9%	Total
Cash and cash equivalents - operations	$ -	$ 50	$ 100	$ 91,470	$ 66,417	$ 75,633	$ 605,569	$ 62,455	$ -	$ 809,382	$ 7,822	$ -	$ -	$ 1,718,898
Cash and cash equivalents - building reserves	-	221,781	109,912	497,704	501,653	482,245	1,433,300	208,591	543,849	331,788	4,042,794	1,734,372	1,716,984	11,824,973
Tenant and other receivables	-	6,243	39,524	18,770	322	9,946	437,862	655	7,347	171,736	805	-	1,281,475	1,974,685
Project development expenditures	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	-	10,555	3,301	9,412	7,380	10,857	12,324	5,454	7,915	11,195	14,830	4,122	95,092	192,437
Total Current Assets	-	238,629	152,837	617,356	575,772	578,681	2,489,055	277,155	559,111	1,324,101	4,066,251	1,738,494	3,093,551	15,710,993
Property and equipment, net	-	6,323,005	2,436,444	5,373,510	12,862,487	14,597,330	11,622,643	10,709,235	15,250,827	22,816,974	34,003,783	19,774,083	14,677,565	170,447,886
Investments in partnerships and LLC's	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Notes receivable - affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Long-term notes receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Unamortized costs, net	-	-	-	-	-	-	62,789	-	-	44,875	-	-	-	107,664
	$ -	$ 6,561,634	$2,589,281	$5,990,866	$13,438,259	$ 15,176,011	$ 14,174,487	$ 10,986,390	$ 15,809,938	$24,185,950	$ 38,070,034	$ 21,512,577	$ 17,771,116	$186,266,543
LIABILITIES AND OWNERS' EQUITY (DEFICIT)														
Accounts payable and accruals	$ -	$ 14,249	$ 17,345	$ 8,720	$ 24,506	$ 14,969	$ 26,319	$ 2,697	$ -	$ (4,297)	$ 8,100	$ -	$ -	$ 112,608
Construction payables	-	-	-	-	-	-	-	-	954,424	119,219	480,735	3,020,358	2,282,164	6,856,900
Short-term notes and advances	-	2,370	-	26,186	63,918	3,250	439,700	13,712	60	58,403	232,396	98,590	3,448,579	4,387,164
Accrued interest payable	-	10,992	2,081	4,615	16,094	-	13,871	13,952	13,259	26,406	34,513	25,774	18,856	180,413
Security deposits	-	-	-	16,243	-	-	18,869	-	-	18,087	-	-	-	53,199
Current portion of LT debt	-	84,958	10,849	31,871	102,320	54,515	50,522	59,519	-	3,394,970	21,333	-	-	3,810,857
Total Current Liabilities	-	112,569	30,275	87,635	206,838	72,734	549,281	89,880	967,743	3,612,788	777,077	3,144,722	5,749,599	15,401,141
Deferred interest payable	-	14,729	182,778	176,036	701,389	15,162	144,238	107,808	32,341	37,949	-	51,984	82,581	1,546,995
Long-term debt, net of current maturities	-	2,246,668	1,743,256	2,470,117	9,269,283	13,336,843	4,607,656	7,037,741	11,056,896	10,784,183	14,956,333	15,794,403	9,810,581	103,113,960
Less: unamortized debt issuance costs	-	(74,383)	(2,056)	(41,945)	(40,377)	(141,953)	(50,762)	(66,336)	(172,035)	(141,855)	(238,404)	(291,000)	(232,336)	(1,493,442)
Long-term notes	-	-	-	-	-	-	-	-	-	-	-	-	557,223	557,223
Long-term notes - affiliates	-	4,873,228	365,042	3,793,851	2,833,904	569,815	50,000	1,837,571	2,588,782	9,313,003	20,981,014	1,309,411	-	48,515,621
Total Liabilities	-	7,172,811	2,319,295	6,485,694	12,971,037	13,852,601	5,300,413	9,006,664	14,473,727	23,606,068	36,476,020	20,009,520	15,967,648	167,641,498
Owners' equity (deficit)/ net assets	-	(611,177)	269,986	(494,828)	467,222	1,323,410	8,874,074	1,979,726	1,336,211	579,882	1,594,014	1,503,057	1,803,468	18,625,045
	$ -	$ 6,561,634	$2,589,281	$5,990,866	$13,438,259	$ 15,176,011	$ 14,174,487	$ 10,986,390	$ 15,809,938	$24,185,950	$ 38,070,034	$ 21,512,577	$ 17,771,116	$186,266,543

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

DETAILED SCHEDULE OF ASSETS, LIABILITIES AND OWNERS' EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2016

ASSETS	Eighth & Stewart	Third & Pine	Judkins Park	Genesee	Stone Way	Rose Street	Sunset House	Parker Apartments	1511 Dexter	Security House	Cambridge Apartments	University Apts - 4%	University Apts - 9%	Total
Cash and cash equivalents - operations	$ 50	$ 50	$ -	$ 133,825	$ 90,430	$ 99,784	$ 858,510	$ 136,308	$ -	$ 200	$ 50	$ -	$ -	$ 1,319,207
Cash and cash equivalents - designated reserves	346,701	205,333	104,342	463,552	463,228	453,268	794,231	190,025	696,892	867,226	5,353,207	124,165	2,716,642	12,778,812
Tenant and other receivables	216,989	72,611	7,050	8,629	1,074	17,234	18,221	441	18,907	23,900	6,409	8,699	-	400,164
Project development expenditures	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Prepaid expenses	9,062	9,549	4,579	10,262	7,743	11,781	14,741	5,968	-	13,599	15,080	-	-	102,364
Total Current Assets	**572,802**	**287,543**	**115,971**	**616,268**	**562,475**	**582,067**	**1,685,703**	**332,742**	**715,799**	**904,925**	**5,374,746**	**132,864**	**2,716,642**	**14,600,547**
Property and equipment, net	6,421,764	6,532,660	2,512,920	5,555,165	13,266,076	14,997,774	12,029,896	10,953,163	4,271,515	19,194,457	21,150,685	4,468,872	3,578,251	124,933,198
Investments in partnerships and LLC's	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Notes receivable - affiliates	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Long-term notes receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Unamortized costs, net	-	-	-	-	681		76,469	-	-	-	-	-	-	77,150
	$ 6,994,566	**$ 6,820,203**	**$ 2,628,891**	**$ 6,171,433**	**$ 13,829,232**	**$ 15,579,841**	**$ 13,792,068**	**$ 11,285,905**	**$ 4,987,314**	**$ 20,099,382**	**$ 26,525,431**	**$ 4,601,736**	**$ 6,294,893**	**$ 139,610,895**
LIABILITIES AND OWNERS' EQUITY (DEFICIT)														
Accounts payable and accruals	$ 80,423	$ 3,220	$ 3,732	$ 2,896	$ 16,689	$ 16,673	$ 22,556	$ 10,416	$ -	$ 9,320	$ 11,504	$ -	$ -	$ 177,429
Construction payables	-	-	-	-	-	-	-	-	377,302	260,613	367,655	297,617	574,112	1,877,299
Short-term notes and advances	-	-	-	4,563	21,589	-	-	114,470	60	31,066	465,979	151,943	102,375	892,045
Accrued interest payable	24,770	11,388	2,139	4,744	16,537	-	14,142	14,182	140	5,450	2,072	89	2	95,655
Security deposits	-	-	-	16,913	-	-	18,951	-	-	18,020	-	-	-	53,884
Current portion of LT debt	165,726	80,066	10,154	30,290	96,977	51,461	47,227	56,755	-	-	21,333	-	-	559,989
Total Current Liabilities	**270,919**	**94,674**	**16,025**	**59,406**	**151,792**	**68,134**	**102,876**	**195,823**	**377,502**	**324,469**	**868,543**	**449,649**	**676,489**	**3,656,301**
Deferred interest payable	-	13,599	168,927	160,793	640,531	13,162	121,807	71,308	2,240	13,037	-	2,112	4,230	1,211,746
Long-term debt, net of current maturities	5,307,544	2,331,626	1,754,104	2,501,987	9,371,603	13,391,611	4,658,178	7,097,260	1,439,351	11,460,315	3,630,042	2,584,689	2,016,565	67,544,875
Less: unamortized debt issuance costs	(73,721)	(79,285)	(3,701)	(43,943)	(45,191)	(149,214)	(54,122)	(71,607)	(169,134)	(148,308)	(249,338)	(291,000)	(232,336)	(1,610,900)
Long-term notes	-	-	-	-	-	-	-	-	-	-	-	-	2,026,681	2,026,681
Long-term notes - affiliates	2,002,752	4,785,481	363,338	3,810,704	2,851,996	673,731	25,000	1,857,867	2,001,836	7,740,712	19,888,375	353,095	-	46,354,887
Total Liabilities	**7,507,494**	**7,146,095**	**2,298,693**	**6,488,947**	**12,970,731**	**13,997,424**	**4,853,739**	**9,150,651**	**3,651,795**	**19,390,225**	**24,137,622**	**3,098,545**	**4,491,629**	**119,183,590**
Owners' equity (deficit)/ net assets	**(512,928)**	**(325,892)**	**330,198**	**(317,514)**	**858,501**	**1,582,417**	**8,938,329**	**2,135,254**	**1,335,519**	**709,157**	**2,387,809**	**1,503,191**	**1,803,264**	**20,427,305**
	$ 6,994,566	**$ 6,820,203**	**$ 2,628,891**	**$ 6,171,433**	**$ 13,829,232**	**$ 15,579,841**	**$ 13,792,068**	**$ 11,285,905**	**$ 4,987,314**	**$ 20,099,382**	**$ 26,525,431**	**$ 4,601,736**	**$ 6,294,893**	**$ 139,610,895**

BELLWETHER HOUSING AND AFFILIATES
(A WASHINGTON NOT-FOR-PROFIT CORPORATION)

SCHEDULE OF REVENUE, EXPENSES AND CHANGES IN OWNERS' EQUITY (DEFICIT)
PARTNERSHIPS AND LIMITED LIABILITY COMPANIES
YEAR ENDED DECEMBER 31, 2017

	Eighth & Stewart	Third & Pine	Judkins Park	Genesee	Stone Way	Rose Street	Sunset House	Parker Apartments	1511 Dexter	Security House	Cambridge Apartments	University Apts - 4%	University Apts - 9%	Total
Revenue														
Rental income	$ 1,196,611	$ 636,795	$ 188,974	$ 487,560	$ 884,116	$ 856,582	$ 1,739,674	$ 579,081	$ -	$ 1,618,067	$ 402,622	$ -	$ -	$ 8,590,082
Interest income - cash balances	915	840	218	437	1,169	1,125	350	644	1,103	1,613	2,021	9	447	10,891
Other building income	-	-	-	(551)	-	-	106,832	-	-	67,558	-	-	-	173,839
Total Revenue	1,197,526	637,635	189,192	487,446	885,285	857,707	1,846,856	579,725	1,103	1,687,238	404,643	9	447	8,774,812
Expenses														
Operating expenses	590,962	419,258	101,976	381,123	533,121	421,908	1,155,993	202,395	411	764,985	790,555	143	243	5,363,073
Depreciation & amortization	259,764	209,655	76,475	181,655	403,588	400,443	521,893	243,928	-	503,343	386,001	-	-	3,186,745
Interest expense	361,322	281,166	41,970	87,720	324,851	240,940	190,578	253,062	-	496,435	-	-	-	2,278,044
Other	27,883	12,841	28,983	14,262	15,004	53,423	42,647	35,868	-	51,750	21,882	-	-	304,543
Total Expenses	1,239,931	922,920	249,404	664,760	1,276,564	1,116,714	1,911,111	735,253	411	1,816,513	1,198,438	143	243	11,132,405
Net income (loss) from operations	(42,405)	(285,285)	(60,212)	(177,314)	(391,279)	(259,007)	(64,255)	(155,528)	692	(129,275)	(793,795)	(134)	204	(2,357,593)
Gains/ Losses														
Change in value of interest rate cap	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Gains/ Losses	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss)	(42,405)	(285,285)	(60,212)	(177,314)	(391,279)	(259,007)	(64,255)	(155,528)	692	(129,275)	(793,795)	(134)	204	(2,357,593)
Owners' Equity (Deficit)														
Balance, beginning of year	$ (512,928)	$ (325,892)	$ 330,198	$ (317,514)	$ 858,501	$ 1,582,417	$ 8,938,329	$ 2,135,254	$ 1,335,519	$ 709,157	$ 2,387,809	$ 1,503,191	$ 1,803,264	20,427,305
Net income (loss)	(42,405)	(285,285)	(60,212)	(177,314)	(391,279)	(259,007)	(64,255)	(155,528)	692	(129,275)	(793,795)	(134)	204	(2,357,593)
Capital contributions	1,170,576	-	-	-	-	-	-	-	-	-	-	-	-	1,170,576
Less: syndication costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Withdrawals	(615,243)	-	-	-	-	-	-	-	-	-	-	-	-	(615,243)
Balance, end of year	$ -	$ (611,177)	$ 269,986	$ (494,828)	$ 467,222	$ 1,323,410	$ 8,874,074	$ 1,979,726	$ 1,336,211	$ 579,882	$ 1,594,014	$ 1,503,057	$ 1,803,468	$ 18,625,045

SCHEDULE OF REVENUE, EXPENSES AND CHANGES IN OWNERS' EQUITY (DEFICIT)
PARTNERSHIPS AND LIMITED LIABILITY COMPANIES
YEAR ENDED DECEMBER 31, 2016

	Eighth & Stewart	Third & Pine	Judkins Park	Genesee	Stone Way	Rose Street	Sunset House	Parker Apartments	1511 Dexter	Security House	Cambridge Apartments	University Apts - 4%	University Apts - 9%	Total
Revenue														
Rental income	$ 1,147,768	$ 614,372	$ 182,294	$ 480,923	$ 860,637	$ 812,386	$ 1,579,886	$ 559,113	$ -	$ 40,814	$ 14,727	$ -	$ -	$ 6,292,920
Interest income - cash balances	110	281	30	413	276	327	181	11	290	28	15	2	87	2,051
Other building income	3,528	-	-	-	4,162	-	62,988	-	-	691	-	-	-	71,369
Total Revenue	**1,151,406**	**614,653**	**182,324**	**481,336**	**865,075**	**812,713**	**1,643,055**	**559,124**	**290**	**41,533**	**14,742**	**2**	**87**	**6,366,340**
Expenses														
Operating expenses	445,964	344,401	94,386	303,850	456,142	405,728	624,090	207,785	105	18,462	10,580	1	-	2,911,494
Depreciation & amortization	260,670	212,114	76,475	181,655	406,053	399,597	522,519	243,928	10,000	24,371	30,376	14,798	14,798	2,397,354
Interest expense	367,731	282,423	53,590	89,129	330,402	244,477	194,133	256,394	-	5,164	-	-	-	1,823,443
Other	18,103	12,437	7,799	13,899	13,604	51,958	42,210	34,858	-	71	-	-	-	194,939
Total Expenses	**1,092,468**	**851,375**	**232,250**	**588,533**	**1,206,201**	**1,101,760**	**1,382,952**	**742,965**	**10,105**	**48,068**	**40,956**	**14,799**	**14,798**	**7,327,230**
Net income (loss) from operations	**58,938**	**(236,722)**	**(49,926)**	**(107,197)**	**(341,126)**	**(289,047)**	**260,103**	**(183,841)**	**(9,815)**	**(6,535)**	**(26,214)**	**(14,797)**	**(14,711)**	**(960,890)**
Gains/ Losses														
Change in value of interest rate cap	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Gains/ Losses	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Net income (loss)	**58,938**	**(236,722)**	**(49,926)**	**(107,197)**	**(341,126)**	**(289,047)**	**260,103**	**(183,841)**	**(9,815)**	**(6,535)**	**(26,214)**	**(14,797)**	**(14,711)**	**(960,890)**
Owners' Equity (Deficit)														
Balance, beginning of year	$ (571,866)	$ (770,837)	$ 219,297	$ (210,317)	$ 1,199,627	$ 1,871,464	$ 8,766,563	$ 2,258,130	$ -	$ -	$ -	$ -	$ -	$ 12,762,061
Net income (loss)	58,938	(236,722)	(49,926)	(107,197)	(341,126)	(289,047)	260,103	(183,841)	(9,815)	(6,535)	(26,214)	(14,797)	(14,711)	(960,890)
Capital contributions	-	681,667	160,827	-	-	-	-	60,965	1,400,334	765,692	2,464,023	1,517,988	1,817,975	8,869,471
Less: syndication costs	-	-	-	-	-	-	-	-	(55,000)	(50,000)	(50,000)	-	-	(155,000)
Withdrawals	-	-	-	-	-	-	(88,337)	-	-	-	-	-	-	(88,337)
Balance, end of year	**$ (512,928)**	**$ (325,892)**	**$ 330,198**	**$ (317,514)**	**$ 858,501**	**$ 1,582,417**	**$ 8,938,329**	**$ 2,135,254**	**$ 1,335,519**	**$ 709,157**	**$ 2,387,809**	**$ 1,503,191**	**$ 1,803,264**	**$ 20,427,305**

SCHEDULE OF EXPENDITURES OF FEDERAL AWARDS
YEAR ENDED DECEMBER 31, 2017

Federal Grantor *Pass-through Grantor* "Program Title"	**CFDA Number**	**Federal Expenditures**
Department of Housing and Urban Development		
"Section 8 Housing Assistance Payments Program"	14.195	$ 3,727,699
"Supportive Housing for Persons with Disabilities"	14.181	2,167,087
"Multifamily Housing Service Coordinators"	14.191	195,353
Rainer Valley Community Development Fund		
"Community Development Block Grants / Entitlement Grants"	14.218	1,050,000
City of Seattle		
"Home Investment Partnerships Program"	14.239	4,260,000
Washington State Housing Finance Commission		
"Tax Credit Assistance Program - Recovery Act Funded"	14.258	750,123
Total Expenditures of Federal Awards		**$ 12,150,262**

Note 1: The accompanying schedule of expenditures of federal awards includes the federal grant activity of Bellwether Housing and Affiliates and is presented on the accrual basis of accounting. The information in this schedule is presented in accordance with the requirements of the Uniform Guidance. Therefore, some amounts presented in this schedule may differ from amounts presented in, or used in the preparation of, the basic financial statements.

Note 2: Bellwether Housing and Affiliates has elected to not use the 10% de minimis cost rate.

Note 3: At December 31, 2017, the balance of the capital advance note included in "Supportive Housing for Persons with Disabilities" was $2,085,000. At December 31, 2017, the balance of the note included in "Community Development Block Grants/ Entitlement Grants" was $1,050,000. At December 31, 2017, the balance of the note included in "Home Investments Partnerships Program" was $4,260,000. At December 31, 2017, the balance of the note included in "Tax Credit Assistance Program - Recovery Act Funded" was $750,123.

Dauby O'Connor & Zaleski, LLC
A Limited Liability Company
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ON COMPLIANCE AND OTHER MATTERS BASED ON AN AUDIT OF FINANCIAL STATEMENTS PERFORMED IN ACCORDANCE WITH *GOVERNMENT AUDITING STANDARDS*

To the Board of Directors of
Bellwether Housing and Affiliates
(A Washington Not-for-Profit Corporation)

We have audited, in accordance with the auditing standards generally accepted in the United States of America and the standards applicable to financial audits contained in *Government Auditing Standards* issued by the Comptroller General of the United States, the consolidated financial statements of Bellwether Housing and Affiliates, which comprise the consolidated statement of financial position as of December 31, 2017, and the related consolidated statements of unrestricted activities, changes in net assets, and cash flows for the year then ended, and the related notes to the consolidated financial statements, and have issued our report thereon dated May 29, 2018.

Internal Control Over Financial Reporting

In planning and performing our audit of the consolidated financial statements, we considered Bellwether Housing and Affiliates' internal control over financial reporting (internal control) to determine the audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of Bellwether Housing and Affiliates' internal control. Accordingly, we do not express an opinion on the effectiveness of Bellwether Housing and Affiliates' internal control.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of Bellwether Housing and Affiliates' consolidated financial statements will not be prevented, or detected and corrected on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies. Given these limitations, during our audit we did not identify any deficiencies in internal control that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

501 Congressional Blvd., Suite 300, Carmel, Indiana 46032 | DOZ.net | OFFICE 317.848.5700 | FAX 317.815.6140

Compliance and Other Matters

As part of obtaining reasonable assurance about whether Bellwether Housing and Affiliates' consolidated financial statements are free from material misstatement, we performed tests of its compliance with certain provisions of laws, regulations, contracts, and grant agreements, noncompliance with which could have a direct and material effect on the determination of consolidated financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, we do not express such an opinion. The results of our tests disclosed no instances of noncompliance or other matters that are required to be reported under *Government Auditing Standards*.

Purpose of this Report

The purpose of this report is solely to describe the scope of our testing of internal control and compliance and the results of that testing, and not to provide an opinion on the effectiveness of Bellwether Housing and Affiliates' internal control or on compliance. This report is an integral part of an audit performed in accordance with *Government Auditing Standards* in considering Bellwether Housing and Affiliates' internal control and compliance. Accordingly, this communication is not suitable for any other purpose.

Dauby O'Connor & Zaleski, LLC

May 29, 2018
Carmel, Indiana

Dauby O'Connor & Zaleski, LLC
Certified Public Accountants

Dauby O'Connor & Zaleski, LLC
A Limited Liability Company
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE FOR EACH MAJOR PROGRAM AND ON INTERNAL CONTROL OVER COMPLIANCE REQUIRED BY THE UNIFORM GUIDANCE

To the Board of Directors of
Bellwether Housing and Affiliates
(A Washington Not-for-Profit Corporation)

Report on Compliance for Each Major Federal Program

We have audited Bellwether Housing and Affiliates' compliance with the types of compliance requirements described in the *OMB Compliance Supplement* that could have a direct and material effect on each of Bellwether Housing and Affiliates' major federal programs for the year ended December 31, 2017. Bellwether Housing and Affiliates' major federal programs are identified in the summary of auditor's results section of the accompanying summary of auditor's results.

Management's Responsibility

Management is responsible for compliance with the federal statutes, regulations, and the terms and conditions of its federal awards applicable to its federal programs.

Auditor's Responsibility

Our responsibility is to express an opinion on compliance for each of Bellwether Housing and Affiliates' major federal programs based on our audit of the types of compliance requirements referred to above. We conducted our audit of compliance in accordance with auditing standards generally accepted in the United States of America; the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States; and the audit requirements of Title 2 U.S. *Code of Federal Regulations* Part 200, *Uniform Administrative Requirements, Cost Principles, and Audit Requirements for Federal Awards* (Uniform Guidance). Those standards and the Uniform Guidance require that we plan and perform the audit to obtain reasonable assurance about whether noncompliance with the types of compliance requirements referred to above that could have a direct and material effect on a major federal program occurred. An audit includes examining, on a test basis, evidence about Bellwether Housing and Affiliates' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on compliance for each major federal program. However, our audit does not provide a legal determination of Bellwether Housing and Affiliates' compliance.

Opinion on Each Major Federal Program

In our opinion, Bellwether Housing and Affiliates complied, in all material respects, with the types of compliance requirements referred to above that could have a direct and material effect on each of its major federal programs for the year ended December 31, 2017.

Report on Internal Control Over Compliance

Management of Bellwether Housing and Affiliates is responsible for establishing and maintaining effective internal control over compliance with the types of compliance requirements referred to above. In planning and performing our audit of compliance, we considered Bellwether Housing and Affiliates' internal control over compliance with the types of requirements that could have a direct and material effect on each major federal program to determine the auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on compliance for each major federal program and to test and report on internal control over compliance in accordance with Uniform Guidance, but not for the purpose of expressing an opinion on the effectiveness of internal control over compliance. Accordingly, we do not express an opinion on the effectiveness of Bellwether Housing and Affiliates' internal control over compliance.

A *deficiency in internal control over compliance* exists when the design or operation of a control over compliance does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, noncompliance with a type of compliance requirement of a federal program on a timely basis. A *material weakness in internal control over compliance* is a deficiency, or a combination of deficiencies, in internal control over compliance, such that there is a reasonable possibility that material noncompliance with a type of compliance requirement of a federal program will not be prevented, or detected and corrected, on a timely basis. A *significant deficiency in internal control over compliance* is a deficiency, or a combination of deficiencies, in internal control over compliance with a type of compliance requirement of a federal program that is less severe than a material weakness in internal control over compliance, yet important enough to merit attention by those charged with governance.

Our consideration of internal control over compliance was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control over compliance that might be material weaknesses or significant deficiencies. We did not identify any deficiencies in internal control over compliance that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

The purpose of this report on internal control over compliance is solely to describe the scope of our testing of internal control over compliance and the results of that testing based on the requirements of the Uniform Guidance. Accordingly, this report is not suitable for any other purpose.

Dauby, O'Connor & Zaleski, LLC

May 29, 2018
Carmel, Indiana

Dauby, O'Connor & Zaleski, LLC
Certified Public Accountants

SUMMARY OF AUDITOR'S RESULTS
YEAR ENDED DECEMBER 31, 2017

Section I-Summary of Auditor's Results

Financial Statements

Type of auditor's report issued: Unmodified

Internal control over financial reporting:

- Material weakness(es) identified? ___ yes _X_ no
- Significant deficiencies identified that are not considered to be material weaknesses? ___ yes _X_ none reported

Noncompliance material to financial statements noted? ___ yes _X_ no

Federal Awards

Dollar threshold to distinguish Type A and B programs $750,000

Internal control over major programs:

- Material weakness(es) identified? ___ yes _X_ no
- Significant deficiencies identified that are not considered to be material weaknesses? ___ yes _X_ none reported
- Auditee qualifies as a low-risk auditee? _X_ yes ___ no

Type of auditor's report issued on compliance for major programs: Unmodified

Any audit findings disclosed that are required to be reported in accordance with Section 2 CFR 200.516(a)? ___ yes _X_ no

Identification of major programs:

CFDA Number(s)	Name of Federal Program or Cluster
14.239	Home Investment Partnerships Program

Section II-Financial Statement Findings

Our audit disclosed no findings that are required to be reported.

Section III-Federal Award Findings and Questioned Costs

Our audit disclosed no findings that are required to be reported.

CORRECTIVE ACTION PLAN
YEAR ENDED DECEMBER 31, 2017

Name of auditee: Bellwether Housing and Affiliates

Name of audit firm: Dauby O'Connor & Zaleski, LLC

Period covered by the audit: Year ended December 31, 2017

CAP prepared by

Name: N/A

Position: N/A

Telephone number: N/A

Current Findings on the Schedule of Findings, Questioned Costs, and Recommendations

No corrective action plan is required to be reported.

SUMMARY SCHEDULE OF PRIOR AUDIT FINDINGS
YEAR ENDED DECEMBER 31, 2017

There were no findings or questioned costs from the prior audit report.